Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers Four New Zones of High Grade
Silver-Gold Mineralization at Guanajuato Mines Project in Guanajuato State, Mexico,
 Drill Hole SJS-1 Intersects 374 gpt Silver and 3.14 gpt Gold Over 9.50 m

Vancouver, Canada – September 8, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that exploration drilling on its Bolanitos properties at the Guanajuato Mines project in Guanajuato State, Mexico has encountered four new zones of high grade silver-gold mineralization.

The best results to date are in drill hole SJS-1, which intersected 374 grams per tonne silver and 3.14 gpt gold over 9.50 m (15.9 oz per ton silver equivalent over 31.2 feet), including 1147 gpt silver and 0.84 gpt gold over 1.90 m (34.8 opT silver equivalent over 6.2 ft).

Bradford Cooke, Chairman and CEO, stated, “We are thrilled to see such positive initial drill results from the Bolanitos exploration drilling program. The Bolanitos vein system extends for several kilometres on Endeavour’s properties and the potential for additional high grade silver-gold discoveries appears to be very good.  We now have two drills working around the clock at Bolanitos.”

High grade silver-gold mineralization has been intersected in six drill holes on four separate veins to the south of Endeavour’s operating Bolanitos mine at Guanajuato, as follows:

Bolanitos Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(g/t)	(g/t)

BUV-2	Santa Maria Vein	71.80	1.20	0.42	544	0.52
BUV-4	Santa Maria Vein	75.35	2.00	1.73	345	0.48
MV-1	Periquitas Vein	68.95	1.80	1.15	312	2.03
SJS-1	Unnamed Vein	184.95	1.00	0.57	661	0.07
	Unnamed Vein	191.60	0.40	0.23	647	0.13
	San José Vein Zone	197.45	1.90	0.84	1147	1.33
	FW San José Vein	203.95	1.40	0.73	315	0.39
	FW San José Vein	226.00	9.50	3.62	374	3.14
	Including	229.05	0.60	0.21	1160	3.97
	Including	234.45	0.60	0.39	917	15.6
BSV-1	FW Bolañitos Vein	201.20	2.65	2.03	126	1.36
BSV-2	FW Bolañitos Vein	252.05	3.45	2.27	178	0.48

Silver-Equivalents based on 55:1 Ag:Au ratio.

Endeavour acquired the Guanajuato Mines project in May, 2007 and commenced systematic drilling of the numerous veins on the property late last year in order to boost the silver-gold resources and increase mine production to the Bolanitos plant. In February, 2008, Endeavour announced its first new silver-gold discovery in the district at the “3785”zone on the Veta Madre to the north of Endeavour’s Cebada mine.

Endeavour is currently mining ore from the Bolanitos and Santa Maria veins at the operating Bolanitos mine, part of the Guanajuato Mines project. The new high grade drill intercepts are close to existing mine workings and they can be readily accessed for mining by extending the existing ramps a short distance.

The SJS-1 drill hole (see Bolanitos drill hole location map and longitudinal sections) is important because it intersected multiple, parallel, high grade silver-gold mineralized veins and represents Endeavour’s first new discovery within the San Jose vein which is a splay of the Bolanitos vein system that hosts the Bolanitos mine.  The San Jose vein intercepts are also close to existing mine workings and they can simply be extended in order to access this high grade area for mining.

The Periquitas vein is a new blind discovery, not originally recognized at surface, but subsequent surface trenching has since located the vein in sub-crop and sample assays from surface trenches are pending.  The mineralized zone intersected in the Periquitas vein is shallow and development is possible if Endeavour drives a short new ramp from surface.

Further drilling is planned for each of these four discovery areas. With 2,400 m of diamond drilling already completed, Endeavour has now commenced an additional 2,100 m of core drilling to follow up on these new discoveries through the rest of the year.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.